AMENDMENT NO. 4

TO FOURTH AMENDED AND RESTATED

AGREEMENT AND DECLARATION OF TRUST OF

AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)

This Amendment No. 4 (the “Amendment”) to the Fourth Amended and Restated Agreement and Declaration of Trust of AIM Investment Securities Funds (Invesco Investment Securities Funds) (the “Trust”) amends, effective, March 27, 2019, the Fourth Amended and Restated Agreement and Declaration of Trust of the Trust dated as of April 11, 2017, as amended (the “Agreement”).

Under Section 9.7 of the Agreement, this Amendment may be executed by a duly authorized officer of the Trust.

WHEREAS, the Trustees of the Trust approved this amendment and a vote of the Shareholders are not required for this amendment;

NOW, THEREFORE, the Agreement is hereby amended as follows:

1.	Section 3.2 is amended to read as follows:

Section 3.2 Trustees. The number of Trustees shall be such number as shall be fixed from time to time by a majority of the Trustees; provided, however, that the number of Trustees shall in no event be less than two (2) nor more than (20).

2.	The following is added as Section 2.11:

Section 2.11    Tax Status; Partnership Provisions.

(a) Power to Make Tax Status Election.    The Board of Trustees shall have the power, in its discretion, to make an initial entity classification election, and to change any such entity classification election, of the Trust and any Portfolio for U.S. federal income tax purposes as may be permitted or required under the Code, without the vote or consent of any Shareholder. In furtherance thereof, the Board of Trustees, or an appropriate officer as determined by the Board of Trustees, is authorized (but not required) to make and sign any such entity classification election on Form 8832, Entity Classification Election (or successor form thereto), on behalf of the Trust or any Portfolio, sign the consent statement contained therein on behalf of all of the Shareholders thereof, and file the same with the U.S. Internal Revenue Service.

(b) Series Established as a Partnership.    Unless the resolution, as may be amended, establishing a Portfolio or changing the classification of a Portfolio as a partnership for U.S. federal income tax purposes provides otherwise, the shares of each Portfolio taxed as a partnership for U.S. federal income tax purposes shall possess the following relative rights, privileges and restrictions:

(i)    “Book Capital Accounts” are to be determined and maintained for each Shareholder in accordance with Section 704(b) of the Code (and any successor provision thereto). The Book Capital Account balances of a Shareholder shall evidence their beneficial interest in the Portfolio and shall be determined daily, at such time or times as the Trustees may determine. All determinations of Book Capital Accounts shall be in accordance with
Section 704(b) of the Code, and the Treasury Regulations promulgated thereunder, including, without limitation, Treasury Regulations Sections 1.704 1(b)(2)(iv)(f) and (g) and 1.704 1(b)(4)(i) relating to revaluations of property. The power and duty to determine and maintain the Book Capital Account balances of Shareholders may be delegated by the Trustees to the investment advisor, administrator, custodian, or such other person as the Trustees may determine.

(ii)    Except as provided in Section 2.11(b)(iv) hereof or as otherwise required by Sections 704(b) and (c) of the Code, and the Treasury Regulations promulgated thereunder, the income, gain, loss, deductions, or credits (or items thereof) of the Portfolio for a fiscal year shall be allocated to each Shareholder in accordance with each such Shareholder’s beneficial interest in the Portfolio.

(iii)    Upon the liquidation, termination, or abolishment of the Portfolio, or the liquidation or complete redemption of a Shareholder’s beneficial interest therein, any liquidating distributions shall be made in accordance with the positive Book Capital Account balances of the Shareholders, as determined after taking into account all Book Capital Account adjustments for the Portfolio’s taxable year during which such liquidation occurs, by the end of such taxable year (or, if later, within 90 days after the date of such liquidation).

(iv)    The following special allocations shall be made in the following order:

(A)    Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704 2(f) and notwithstanding any other provision of Section 2.11(b)(i) or (ii) hereof, if there is a net decrease in partnership minimum gain (as defined in Treasury Regulation Sections 1.704 2(b)(2) and 1.704 2(d)) during any fiscal year of the Portfolio, each Shareholder shall be specially allocated items of income and gain for such year (and, if necessary, subsequent fiscal years) in an amount equal to that Shareholder’s share of the net decrease in partnership minimum gain (determined in accordance with Treasury Regulation Section 1.704 2(g)(2)). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Shareholder pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation
Sections 1.704 2(f)(6) and 1.704 2(j)(2).

The provisions of this Section 2.11(b)(iv)(A) are intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704 2(f) and shall be interpreted in accordance therewith.

(B)    Deficit Capital Accounts and Qualified Income Offset. Notwithstanding Section 2.11(b)(i) or (ii) hereof, no amounts will be allocated to any Shareholder to the extent such allocation would cause or increase a deficit balance in such Shareholder’s Book Capital Account (in excess of any dollar amount of such deficit balance that such Shareholder is obligated to restore under Treasury Regulation Section 1.704 1(b)(2)(ii)(c), taking into account the next to last sentence of Treasury Regulation Sections 1.704 2(g)(1) and (i)(5)) as of the end of the Portfolio’s fiscal year to which such allocation relates. In determining the extent to which an allocation would cause or increase a deficit balance in a Shareholder’s Book Capital Account, such Shareholder’s Book Capital Account shall be hypothetically decreased by the adjustments, allocations, and distributions described in paragraphs (4), (5), and (6) of Treasury Regulation Section 1.704 1(b)(2)(ii)(d).

If any Holder unexpectedly receives an adjustment, allocation, or distribution described in paragraphs (4), (5), or (6) of Treasury Regulation Section 1.704 1(b)(2)(ii)(d), which adjustment, allocation, or distribution creates or increases a deficit balance in that Shareholder’s Book Capital Account, such Shareholder shall be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible; provided, however, that an allocation pursuant to this Section shall only be made if and to the extent that a Shareholder would have a deficit Book Capital Account balance after all other allocations provided in Section 2.11(b)(i) or (ii) hereof have been tentatively made.

Any allocation made pursuant to this Section is intended to constitute a qualified income offset within the meaning of Treasury Regulation Section 1.704 1(b)(2)(ii)(d) and shall be interpreted in accordance therewith.

(C)    Nonrecourse Deductions. Nonrecourse deductions for any fiscal year of the Portfolio or other period shall be allocated in accordance with Section 2.11(b)(i) or (ii) hereof.

(v)    Tax Controversies. The following shall apply in connection with the application of the partnership audit rules set forth in Sections 6221 through 6241 of the Code:

(A)    For each taxable year of a Portfolio not subject to the BBA Audit Rules (defined below), the Portfolio shall designate on its annual Federal information tax return, as the tax matters partner of the Portfolio for purposes of Section 6231(a)(7) of the Code (“Tax Matters Partner”), with full powers and responsibilities as such, either (i) Invesco Advisers, Inc. or (ii) if the Invesco Advisers, Inc. is not a Shareholder of the Portfolio for Federal tax purposes, a Shareholder selected by Invesco Advisers, Inc. Any beneficial owner designated as the Tax Matters Partner shall, to the fullest extent permitted by law, hereby delegates to Invesco Advisers, Inc. all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints Invesco Advisers, Inc. as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices and to do any and all things required or advisable, in Invesco Advisers, Inc.’s judgment, to be done by such a Tax Matters Partner. The Tax Matters Partner shall be indemnified and held harmless by the Portfolio from any and all liabilities and obligations that arise from or by reason of such designation and actions taken in such capacity. Each person (for purposes of this Section 2.11(b)(v), called a “Pass-Thru Partner”) that holds or controls an interest as a Shareholder on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Partner is beneficially owned (directly or indirectly) by another person or persons shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Portfolio holding such interests through such Pass-Thru Partner. In the event the Portfolio shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Portfolio is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Portfolio and each Shareholder or other beneficial owner thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Portfolio.

(B)    For each taxable year of the a Portfolio subject to the BBA Audit Rules (defined below), Invesco Advisers, Inc. will be designated, and will be specifically authorized to act as, the Portfolio’s “Partnership Representative” within the meaning of Section 6223 of the Code, as amended by the 2015 Budget Act (defined below). The Partnership Representative shall be indemnified and held harmless by the Portfolio from any and all liabilities and obligations that arise from or by reason of such designation and actions taken in such capacity. Because the Partnership Representative is not an individual, each Shareholder hereby understands and agrees that the Partnership Representative has full authority and discretion to appoint the “designated individual” through which the Partnership Representative acts and hereby ratifies and confirms the appointment of such person by the Partnership Representative as the “designated individual.” The

Partnership Representative will apply the provisions of the BBA Audit Rules with respect to any audit, imputed underpayment, other adjustment, or any such decision or action by the IRS with respect to the Portfolio or the Shareholders for such taxable years, in the manner determined by the Partnership Representative. Except as otherwise provided herein, the Partnership Representative shall be authorized to take any action, including, but not limited to, seeking judicial review of an audit, extending the statute of limitations for the assessment of any tax, and entering into a settlement with the Internal Revenue Service or any other taxing authority. To the maximum extent permitted under the BBA Audit Rules, as reasonably determined by the Partnership Representative in consultation with a Portfolio’s tax advisers:

(1)    The Portfolio may elect, on an annual basis, for the application of the election out procedure under
Section 6221(b)(1 of the Code if permitted under applicable law (the “small partnership exception”), and if the Portfolio does not or is unable to make such election, it may make an election under the provisions of
Section 6226(a)(1) of the Code (each an “Election Out Procedure”), provided, however, the Partnership Representative shall have the authority to change or elect the audit procedure employed by the Portfolio as it deems appropriate in its sole discretion.

(2)    In the event that the Partnership Representative cannot or does not utilize an Election Out Procedure, the Portfolio shall use commercially reasonable efforts to minimize the financial burden of any partnership adjustment to each Shareholder and former Shareholder that held interests in the Portfolio during the reviewed taxable year through the application of the procedures established pursuant to Section 6225(c) of the Code. If the Internal Revenue Service or other taxing authority imposes any liability for taxes (including associated interest, penalties, or additions to tax) on the Portfolio, each Shareholder (or each person who was previously a Shareholder of the Portfolio (and, in the case of a prior Shareholder, its transferee), hereinafter a “Former Beneficial Owner”) shall be obligated to contribute to the Portfolio an amount equal such Shareholder’s share of the imposed tax liability, as reasonably determined by the Partnership Representative, within thirty (30) days of notice provided to the Beneficial Owner. The Partnership Representative, or its designee, shall also be authorized to withhold from distributions, with respect to any Shareholder, in order to collect such Shareholder’s share of the imposed tax liability. Any amount due from a Shareholder or a Former Beneficial Owner to the Portfolio pursuant to the foregoing shall bear interest at an annual rate of interest equal to (x) the lesser of the Federal Portfolios Rate or the LIBOR Rate then in effect plus (y) two percent (2%), from the time of payment by the Portfolio of the tax or imputed underpayment to the time of payment by the Shareholder or Former Beneficial Owner, and the Portfolio may offset such amounts against distributions or other amounts due from the Portfolio to such Shareholder. A Shareholder’s obligations pursuant to this
Section 2.11(b)(v)(B) shall continue even if such Shareholder ceases to be a Shareholder. Each Shareholder shall provide, reasonably promptly, any tax form, certification or documentation reasonably requested by the Portfolio to comply with its tax withholding and tax information reporting responsibilities under applicable law.

(3)    If the Partnership Representative determines that the Portfolio and/or the Shareholders should file amended returns to facilitate a resolution to any audit or other dispute with any taxing authority, the Shareholders hereby agree to timely file such amended returns in a manner consistent with the determination of the Partnership Representative. The Shareholders agree to promptly provide any reasonable information in connection with any audit or tax return of the Portfolio, upon the request of the Partnership Representative.

(4)    The Shareholders shall provide such information as the Partnership Representative deems necessary or appropriate in order effect or facilitate any action pursuant to this Section 2.11(b)(v), or otherwise in furtherance of its function as Partnership Representative.

(5)    The Partnership Representative may require a Beneficial Owner who is transferring its interest to deposit an amount equal to such Beneficial Owner’s anticipated share of any tax liability, as reasonably determined by the Partnership Representative.

“BBA Audit Rules” means the provisions of Subchapter C of Chapter 63 of the Code, as revised by Section 1101 of the 2015 Budget Act, as such provisions may thereafter be amended and including Treasury regulations or other guidance issued thereunder. “2015 Budget Act” means the Bipartisan Budget Act of 2015 (Pub. L. 114-74).

3.	All references in the Agreement to “this Agreement” shall mean the Agreement as amended by this Amendment.

4.	Except as specifically amended by this Amendment, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Trust, has executed this Amendment as of March 27, 2019.

By:	/s/ Jeffrey H. Kupor
Names: Jeffrey H. Kupor
Title: Senior Vice President